EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended April 30, 2016, the Logan Capital Funds made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed
Accumulated Net

Net Investment
Realized

Income
Gain
Paid-in Capital
Large Cap Growth Fund

$162,444
$7
$(162,451)
Long/Short Fund

$122,254
$(122,254)
$-

The reclassifications have no effect on net assets or net asset value per share.